Exhibit 99.1

MY Signs Strategic Cooperation Agreement with China National Nuclear Corporation

ZHONGSHAN, China, June 13, 2013 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that Guangdong Mingyang Wind Power Group Limited (“Guangdong Mingyang”), a subsidiary of Ming Yang, has signed a strategic cooperation agreement (the “Agreement”) with China Nuclear Huineng Co., Ltd. (“CNHC”), a subsidiary of China National Nuclear Corporation (“CNNC”), a leading investor and owner of clean energy projects in China.

Under the Agreement, Guangdong Mingyang and CNNC will join forces to develop wind and solar power projects in China. In particular, the two companies signed a memorandum of understanding (“MOU”), on forming a joint venture company for the development of up to 300MW of wind projects in Henan province. Ming Yang is expected to acquire approximately 25% equity interest in the proposed joint venture, while CNNC is expected to control the majority equity.

“The collaboration with CNNC is strategically important for us to enhance our leading position in renewable energy development in China during the 12th five-year plan period,” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “We will initially focus on developing wind power projects in Henan Province. We believe this collaboration will integrate CNNC’s extensive experience and proven track record in clean energy development with Ming Yang’s strengths in developing wind turbines and providing total wind power solutions.”

Shen Bin, deputy general manager of CNHC said, “We are very pleased to establish this strategic partnership with Ming Yang. Ming Yang is our partner of choice in the wind power industry in China, which possesses leading expertise in wind turbine manufacturing and various market and financial resources. We believe the alliance with Ming Yang will help us further develop the renewable energy markets in China.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn.

About China National Nuclear Corporation

China National Nuclear Corporation (CNNC) is the large state-owned enterprise under the direct management of the central government. Historically, CNNC successfully developed the atomic bomb, hydrogen bomb and nuclear submarines and built the first nuclear plant in the main land of China. CNNC is the main body of the national nuclear technology industry, the core of the national strategic nuclear deterrence and the main force of the national nuclear power development and nuclear power construction, and shoulders the duel historical responsibilities for building of national defense force, increasing the value of state assets and developing the society.

CNNC is mainly engaged in scientific research and development, design and construction, production and operation in various fields such as nuclear military industry, nuclear power, nuclear electricity generation, nuclear fuels and nuclear technology application, as well as international economic cooperation and import and export businesses. China National Nuclear Corporation has over 100 secondary member units across over 20 provinces, autonomous regions and municipalities with 100,000 employees.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

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